EXHIBIT 99.83

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in Pretium Resources Inc.’s (“Pretium”) Registration Statement on Form 40-F being filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, of our report dated March 15, 2011, relating to the consolidated financial statements of Pretium for the year ended December 31, 2010.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia

January 9, 2012